Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
		December 31,
		(Thousands of Dollars)

	2006	2005	2004	2003	2002

Earnings, as defined:
Income before income taxes	$137,890	$115,764	$76,936	$80,319	$86,326
Adjust for distributed income of equity
investees	(9,347)	(10,370)	1,990	(2.136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-
Fixed charges, as below	60,687	57,739	55,530	60,304	61,403
Total earnings, as defined	$189,230	$163.133	$134.456	$138,487	$145,185

Fixed charges, as defined:
Interest charges	$59,955	$56,866	$54,297	$59,363	$60,317
Rental interest factor	732	873	1,233	941	1,086
Total fixed charges, as defined	$60,687	$57,739	$55,530	$60,304	$61,403

Ratio of earnings to fixed charges	3.12x	2.83x	2.42x	2.30x	2.36x